VP 3-4-02



02005902

[UNITE]D STATES
[SECURITIES AND EX]CHANGE COMMISSION
[Washingto]n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 26 2002

SEC FILE NUMBER
8- 51220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALKER ROSE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ANCHORAGE CENTER, 2ND FLOOR
(No. and Street)

GEORGETOWN, GRAND CAYMAN (City) — CAYMAN ISLANDS (State) — (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD ROSE — (345) 949-2332
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name — *if individual, state last, first, middle name*)

2699 SO. BAYSHORE DRIVE (Address) — MIAMI (City) — FL (State) — 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/02

OATH OR AFFIRMATION

I, RICHARD ROSE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALKER ROSE, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions.



Signature

PRESIDENT

Title



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Walker Rose, Inc.
Grand Cayman, Cayman Islands

We have audited the accompanying statement of financial condition of Walker Rose, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

:AUFMAN
:OSSIN &
:O. PROFESSIONAL ASSOCIATION
RTIFIED PUBLIC ACCOUNTANTS

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walker Rose, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miami, Florida
February 8, 2002



WALKER ROSE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
CASH	$	32,998
CASH BALANCE AT CLEARING BROKER (NOTE 3)		521,855
OTHER ASSETS		1,746
	$	556,599

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	9,500
STOCKHOLDER'S EQUITY		547,099
	$	556,599

See accompanying notes.

WALKER ROSE, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES		
Commission income	$	178,706
Interest		31,226
Total revenues		209,932
EXPENSES		
Clearing		70,007
Communications		4,760
Consulting (Note 5)		45,000
Insurance		2,523
Interest expense (Note 3)		13,398
Other general and administrative		15,935
Professional fees		22,571
Rent (Note 5)		16,983
Salary and related costs		8,800
Travel and entertainment		19,978
Total expenses		219,955
NET LOSS	$	10,023

See accompanying notes.

WALKER ROSE, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock $0.01 stated value, 1,000 shares authorized, 1,000 issued and outstanding	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balances - December 31, 2000	$ 10	$ 625,990	($ 68,878)	$ 557,122
Net loss	-	-	(10,023)	(10,023)
Balances - December 31, 2001	$ 10	$ 625,990	($ 78,901)	$ 547,099

See accompanying notes.

WALKER ROSE, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	($	10,023)
Adjustment to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Other assets		320
Accounts payable and accrued liabilities		799
Total adjustments		1,119
Net cash used in operating activities, representing the net decrease in cash and cash equivalents	(	8,904)
CASH AND CASH EQUIVALENTS - BEGINNING		563,757
CASH AND CASH EQUIVALENTS - ENDING	$	554,853
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	13,398
Income taxes paid	$	-

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Walker Rose, Inc. (the Company) is a broker-dealer acting in an agency capacity, buying and selling securities for its customers and charging a commission. The Company was incorporated on June 2, 1998, in the State of Florida and on May 2, 2000, changed its name to Walker Rose, Inc., and relocated to Grand Cayman, Cayman Islands.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions, along with related commission income and clearing costs are reported on a trade date basis.

Cash and Cash Equivalents

For the statement of cash flows, the cash balance at the clearing broker is considered a cash equivalent.

Income Taxes

Deferred income taxes are provided for the estimated tax effects of temporary differences between financial and income tax reporting in accordance with FASB Statement No. 109. This difference consists primarily of a net operating loss carryforward (Note 4).

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2001, the Company's "Net Capital" was $545,353, which exceeded requirements by $540,353. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.02 to 1 at December 31, 2001.

NOTE 3. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in New York City. At December 31, 2001 the amount of cash at the clearing broker, as reflected by the accompanying statement of financial condition is held by this broker. Additionally, the Company incurred $13,398 of interest expense related to brokerage activity for the year ended December 31, 2001.

Cash Concentration

The Company may from time to time maintain cash balances at financial institutions in excess of federally insured limits.

NOTE 4. INCOME TAXES

The provision for income taxes consisted of the following:

Current	$	-
Deferred	(	3,000)
Change in valuation allowance		3,000
	$	-

The effective tax rate differed from the federal statutory rate principally due to the increase in the deferred tax valuation allowance and permanent differences.

The Company has net operating loss carryforwards of approximately $69,000 for income tax purposes, which expire in 2019 through 2021. As a result of these net operating losses, the Company has recorded a deferred tax asset of approximately $26,000, which is offset by a valuation allowance of the same amount. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased.

NOTE 4. INCOME TAXES (Continued)

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that tax benefits will be realized. Management's valuation procedures consider projected utilization of deferred tax assets prospectively over the next several years, and continually evaluate new circumstances surrounding the future realization of such assets.

NOTE 5. RELATED PARTY TRANSACTION

For the year ended December 31, 2001, the Company paid an entity, related by virtue of common ownership, $10,000 for rent. Total rent expense for the year amounted to $16,983. However, there is no lease commitment and any rents paid are discretionary. Additionally, the Company paid $45,000 for consulting fees to the same entity.

SUPPLEMENTARY INFORMATION

WALKER ROSE, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c3-1 AND RECONCILIATION TO COMPANY'S
CORRESPONDING UNAUDITED FORM X-17a-5, PART IIA FILING
DECEMBER 31, 2001

CREDITS		
Stockholder's equity	$	547,099
DEBITS		
Other assets		1,746
NET CAPITAL		545,353
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $9,500		5,000
EXCESS NET CAPITAL	$	540,353
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	9,500
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.02 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17a-5 AS OF DECEMBER 31, 2001)		
Net capital as reported in Company's Part IIA (unaudited) Focus report	$	540,172
Net audit adjustments		5,181
Net capital per above	$	545,353

See Independent Auditors' Report.

WALKER ROSE, INC.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2001

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Walker Rose, Inc.
Grand Cayman, Cayman Islands

In planning and performing our audit of the financial statements and supplementary information of Walker Rose, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

AUFMAN
OSSIN &
O. PROFESSIONAL ASSOCIATION
TIFIED PUBLIC ACCOUNTANTS

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, is not intended to be and should not be used by anyone other than these specified parties.

Miami, Florida
February 8, 2002



WALKER ROSE, INC.

REPORT PURSUANT TO RULE 17a-5 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2001







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS


KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

first union center / ste. 1310
200 east broward blvd.
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:
www.kaufmanrossin.com